Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On September 28, 2009, CF Industries Holdings, Inc. issued the following press release:

CF INDUSTRIES ACQUIRES 7% OF TERRA INDUSTRIES THROUGH OPEN MARKET PURCHASES

CF Industries Committed to Business Combination with Terra Industries and Sends Merger Agreement to Terra Industries

DEERFIELD, IL, September 28, 2009 – CF Industries Holdings, Inc. (NYSE: CF) today announced that it has acquired approximately 7% of Terra Industries Inc. (NYSE: TRA) in the open market over the past two weeks.  CF Industries has purchased 6,985,048 shares at a cost of $247 million.  CF Industries also announced that it has sent a Merger Agreement to Terra Industries detailing the terms of its proposed business combination.  The proposed 0.465 exchange ratio represents a premium of over 35%.

Under the Merger Agreement:

•                  The exchange ratio would be 0.465 of a share of CF Industries for each share of Terra Industries.

•                  The 0.465 exchange ratio would be adjusted upon declaration by Terra Industries of its announced $7.50 per share dividend, based on the average trading price of CF Industries’ shares during a period prior to the closing.

•                  Five million Contingent Future Shares would be distributed to CF Industries stockholders, which would convert based on CF Industries stock trading above $125 a share, increased from $115 a share to reflect the overall increase in the market.

•                  Stockholder approvals from both Terra Industries and CF Industries would be required, unless Terra elects to not require CF Industries stockholder approval by structuring the transaction to include CF Industries preferred stock.

•                  There would not be any “break-up” fee.

•                  There would not be any condition relating to U.S. or Canadian antitrust regulatory approvals, since CF Industries has satisfied these regulatory conditions regarding the proposed business combination with Terra.

“Our proposal provides a very significant premium to Terra stockholders, which is above historical premiums for stock transactions,” said Stephen R. Wilson, chairman, president and chief executive officer of CF Industries.  “Terra stockholders will have significant ownership in the combined company and share in real and substantial synergies.  Our acquisition of 7% of Terra further demonstrates our commitment to the business combination.  We are confident that Terra and CF Industries stockholders support this business combination and that both sets of stockholders recognize its strategic merits.”

The proposed business combination is subject to approval by the Terra Board of Directors and other customary conditions in the Merger Agreement, as well as confirmatory due diligence.

The Merger Agreement is filed as an exhibit to the Schedule 13D CF Industries filed on September 28, 2009, and is available on www.sec.gov.

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Additional information for Investors, Employees, Customers and the Agribusiness Community is available at www.transactioninfo.com/cfindustries or www.cfindustries.com.

Contacts

Terry Huch

Senior Director, Investor Relations and Corporate Communications

847-405-2515 — thuch@cfindustries.com

Susan Stillings / Monika Driscoll, 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra Industries Inc. (“Terra”), CF Industries Holdings, Inc. (“CF Industries”) and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) on April 7, 2009 and intend to file a definitive proxy statement.

When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries would file with the SEC regarding the proposed transaction with Terra if such a negotiated transaction is reached or for any other document which CF Industries may file with the SEC and send to CF Industries or Terra stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on April 7, 2009. CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this press release may constitute “forward-looking statements.”  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Industries’ proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries’ ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

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